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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.                     )*
VeraSun Energy Corporation

(Name of Issuer)
Common Stock

(Title of Class of Securities)
92336G106

(CUSIP Number)
David A. Kastelic, 5500 Cenex Drive, Inver Grove Heights, MN 55077 (651) 355-3712

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
April 1, 2008

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.

1	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only). CHS Inc. 41-0251095

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Minnesota, USA

	7	SOLE VOTING POWER

NUMBER OF		See attachment to Cover Page

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
BY OWNED BY		See attachment to Cover Page

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		See attachment to Cover Page

WITH	10	SHARED DISPOSITIVE POWER

See attachment to Cover Page

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

See attachment to Cover Page

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

See attachment to Cover Page

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CP

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Instructions for Cover Page
(1)	Names and I.R.S. Identification Numbers of Reporting Persons — Furnish the full legal name of each person for whom the report is filed — i.e., each person required to sign the schedule itself- including each member of a group. Do not include the name of a person required to be identified in the report but who is not a reporting person. Reporting persons that are entities are also requested to furnish their I.R.S. identification numbers, although disclosure of such numbers is voluntary, not mandatory (see “SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13D” below).

(2)	If any of the shares beneficially owned by a reporting person are held as a member of a group and the membership is expressly affirmed, please check row 2(a). If the reporting person disclaims membership in a group or describes a relationship with other persons but does not affirm the existence of a group, please check row 2(b) [unless it is a joint filing pursuant to Rule 13d-l(k)(l) in which case it may not be necessary to check row 2(b)].

(3)	The 3rd row is for SEC internal use; please leave blank.
(4)	Classify the source of funds or other consideration used or to be used in making purchases as required to be disclosed pursuant to Item 3 of Schedule 13D and insert the appropriate symbol (or symbols if more than one is necessary) in row (4):

Category of Source	Symbol

Subject Company (Company whose securities are being acquired)	SC
Bank	BK
Affiliate (of reporting person)	AF
Working Capital (of reporting person)	WC
Personal Funds (of reporting person)	PF
Other	OO
(5)	If disclosure of legal proceedings or actions is required pursuant to either Items 2(d) or 2(e) of Schedule 13D, row 5 should be checked.

(6)	Citizenship or Place of Organization — Furnish citizenship if the named reporting person is a natural person. Otherwise, furnish place of organization. (See Item 2 of Schedule 13D.)

(7)-(ll), (13)   Aggregate Amount Beneficially Owned by Each Reporting Person, etc. — Rows (7) through (11) inclusive, and (13) are to be completed in accordance with the provisions of Item 5 of Schedule 13D. All percentages are to be rounded off to nearest tenth (one place after decimal point).

(12)	Check if the aggregate amount reported as beneficially owned in row (11) does not include shares which the reporting person discloses in the report but as to which beneficial ownership is disclaimed pursuant to Rule 13d-4 [17 CFR 240.13d-4] under the Securities Exchange Act of 1934.

(14)	Type of Reporting Person — Please classify each “reporting person” according to the following breakdown and place the appropriate symbol (or symbols, i.e., if more than one is applicable, insert all applicable symbols) on the form:

Category	Symbol

Broker-Dealer	BD
Bank	BK
Insurance Company	IC
Investment Company	IV
Investment Adviser	IA
Employee Benefit Plan or Endowment Fund	EP
Parent Holding Company/Control Person	HC
Savings Association	SA
Church Plan	CP
Corporation	CO
Partnership	PN
Individual	IN
Other	OO
Notes:
Attach as many copies of the second part of the cover page as are needed, one reporting person per page.

Filing persons may, in order to avoid unnecessary duplication, answer items on the schedules (Schedule 13D, 13G or 14D-1) by appropriate cross references to an item or items on the cover page(s). This approach may only be used where the cover page item or items provide all the disclosure required by the schedule item. Moreover, such a use of a cover page item will result in the item becoming a part of the schedule and accordingly being considered as “filed” for purposes of Section 18 of the Securities Exchange Act or otherwise subject to the liabilities of that section of the Act.

Reporting persons may comply with their cover page filing requirements by filing either completed copies of the blank forms available from the Commission, printed or typed facsimiles, or computer printed facsimiles, provided the documents filed have identical formats to the forms prescribed in the Commission’s regulations and meet existing Securities Exchange Act rules as to such matters as clarity and size (Securities Exchange Act Rule 12b-12).

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SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13D
     Under Sections 13(d) and 23 of the Securities Exchange Act of 1934 and the rules and regulations thereunder, the Commission is authorized to solicit the information required to be supplied by this schedule by certain security holders of certain issuers.
     Disclosure of the information specified in this schedule is mandatory, except for I.R.S. identification numbers, disclosure of which is voluntary. The information will be used for the primary purpose of determining and disclosing the holdings of certain beneficial owners of certain equity securities. This statement will be made a matter of public record. Therefore, any information given will be available for inspection by any member of the public.
     Because of the public nature of the information, the Commission can utilize it for a variety of purposes, including referral to other governmental authorities or securities self-regulatory organizations for investigatory purposes or in connection with litigation involving the Federal securities laws or other civil, criminal or regulatory statutes or provisions. I.R.S. identification numbers, if furnished, will assist the Commission in identifying security holders and, therefore, in promptly processing statements of beneficial ownership of securities.
     Failure to disclose the information requested by this schedule, except for I.R.S. identification numbers, may result in civil or criminal action against the persons involved for violation of the Federal securities laws and rules promulgated thereunder.
General Instructions
A.	The item numbers and captions of the items shall be included but the text of the items is to be omitted. The answers to the items shall be so prepared as to indicate clearly the coverage of the items without referring to the text of the items. Answer every item. If an item is inapplicable or the answer is in the negative, so state.

B.	Information contained in exhibits to the statements may be incorporated by reference in answer or partial answer to any item or sub-item of the statement unless it would render such answer misleading, incomplete, unclear or confusing. Material incorporated by reference shall be clearly identified in the reference by page, paragraph, caption or otherwise. An express statement that the specified matter is incorporated by reference shall be made at the particular place in the statement where the information is required. A copy of any information or a copy of the pertinent pages of a document containing such information which is incorporated by reference shall be submitted with this statement as an exhibit and shall be deemed to be filed with the Commission for all purposes of the Act.

C.	If the statement is filed by a general or limited partnership, syndicate, or other group, the information called for by Items 2-6, inclusive, shall be given with respect to (i) each partner of such general partnership; (ii) each partner who is denominated as a general partner or who functions as a general partner of such limited partnership; (iii) each member of such syndicate or group; and(iv) each person controlling such partner or member. If the statement is filed by a corporation or if a person referred to in (i), (ii), (iii) or (iv) of this Instruction is a corporation, the information called for by the above mentioned items shall be given with respect to (a) each executive officer and director of such corporation; (b) each person controlling such corporation; and (c) each executive officer and director of any corporation or other person ultimately in control of such corporation.
Item 1. Security and Issuer
     State the title of the class of equity securities to which this statement relates and the name and address of the principal executive offices of the issuer of such securities.
Item 2. Identity and Background
     If the person filing this statement or any person enumerated in Instruction C of this statement is a corporation, general partnership, limited partnership, syndicate or other group of persons, state its name, the state or other place of its organization, its principal business, the address

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of its principal office and the information required by (d) and (e) of this Item. If the person filing this statement or any person enumerated in Instruction C is a natural person, provide the information specified in (a) through (f) of this Item with respect to such person(s).
(a)	Name;

(b)	Residence or business address;

(c)	Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted;

(d)	Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, and penalty imposed, or other disposition of the case;

(e)	Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order; and

(f)	Citizenship.
Item 3. Source and Amount of Funds or Other Consideration
     State the source and the amount of funds or other consideration used or to be used in making the purchases, and if any part of the purchase price is or will be represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the securities, a description of the transaction and the names of the parties thereto. Where material, such information should also be provided with respect to prior acquisitions not previously reported pursuant to this regulation. If the source of all or any part of the funds is a loan made in the ordinary course of business by a bank, as defined in Section 3(a)(6) of the Act, the name of the bank shall not be made available to the public if the person at the time of filing the statement so requests in writing and files such request, naming such bank, with the Secretary of the Commission. If the securities were acquired other than by purchase, describe the method of acquisition.
Item 4. Purpose of Transaction
     State the purpose or purposes of the acquisition of securities of the issuer. Describe any plans or proposals which the reporting persons may have which relate to or would result in:
(a)	The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the issuer;

(f)	Any other material change in the issuer’s business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g)	Changes in the issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

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(h)	Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4)of the Act; or

(j)	Any action similar to any of those enumerated above.
Item 5. Interest in Securities of the Issuer
(a)	State the aggregate number and percentage of the class of securities identified pursuant to Item 1 (which may be based on the number of securities outstanding as contained in the most recently available filing with the Commission by the issuer unless the filing person has reason to believe such information is not current) beneficially owned (identifying those shares which there is a right to acquire) by each person named in Item 2. The above mentioned information should also be furnished with respect to persons who, together with any of the persons named in Item 2, comprise a group within the meaning of Section 13(d)(3) of the Act;

(b)	For each person named in response to paragraph (a), indicate the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition. Provide the applicable information required by Item 2 with respect to each person with whom the power to vote or to direct the vote or to dispose or direct the disposition is shared;

(c)	Describe any transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing of Schedule 13D (§240.13d-191), whichever is less, by the persons named in response to paragraph (a).

Instruction.	The description of a transaction required by Item 5(c) shall include, but not necessarily be limited to: (1) the identity of the person covered by Item 5(c) who effected the transaction; (2) the date of the transaction; (3) the amount of securities involved; (4) the price per share or unit; and (5) where and how the transaction was effected.
(d)	If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of an employee benefit plan, pension fund or endowment fund is not required.

(e)	If applicable, state the date on which the reporting person ceased to be the beneficial owner of more than five percent of the class of securities.

Instruction.	For computations regarding securities which represent a right to acquire an underlying security, see Rule 13d-3(d)(l) and the note thereto.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     Describe any contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, naming the persons with whom such contracts, arrangements, understandings or relationships have been entered into. Include such information for any of the securities that are pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities except that disclosure of standard default and similar provisions contained in loan agreements need not be included.

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Item 7. Material to Be Filed as Exhibits
     The following shall be filed as exhibits: copies of written agreements relating to the filing of joint acquisition statements as required by §240.13d-l(k) and copies of all written agreements, contracts, arrangements, understandings, plans or proposals relating to: (1) the borrowing of funds to finance the acquisition as disclosed in Item 3; (2) the acquisition of issuer control, liquidation, sale of assets, merger, or change in business or corporate structure or any other matter as disclosed in Item 4; and (3) the transfer or voting of the securities, finder’s fees, joint ventures, options, puts, calls, guarantees of loans, guarantees against loss or of profit, or the giving or withholding of any proxy as disclosed in Item 6.
Signature
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
April 8, 2008

Date

Signature
John Schmitz, Executive Vice President & Chief Financial Officer

Name/Title
     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.
Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

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CHS Inc. — Schedule 13 D
Cover Page Nos. 7-11 and 13

					(11)
					Aggregate Amount	(13)
				(10)	Beneficially Owned by	Percent of Class
	(7)	(8)	(9)	Shared Dispositive	Each Reporting	Represented by
Name	Sole Voting Power	Shared Voting Power	Sole Dispostive Power	Power	Person	Amount in Row (11)
CHS Inc. (Reporting Person)	12,905,882	0	12,905,882	0	12,905,882	7.90%

John D. Johnson (Executive Officer)	0	0	0	0	0	0

Jay D. Debertin (Executive Officer)	5,853	0	5,853	0	5,853	<1.00%

Patrick M. Kluempke (and Tracy Lovness) (Executive Officer)	0	22,923	0	22,923	22,923	<1.00%

Thomas D. Larson (Executive Officer)	0	0	0	0	0	0

Mark L. Palmquist (Executive Officer)	0	0	0	0	0	0

John Schmitz (Executive Officer)	0	0	0	0	0	0

Leon Westbrock (Executive Officer)	0	0	0	0	0	0

Bruce Anderson (Director)	0	0	0	0	0	0

Donald Anthony (Director)	0	0	0	0	0	0

Robert Bass (Director)	0	0	0	0	0	0

Dennis Carlson (Director)	0	0	0	0	0	0

Curt Eischens (Director)	0	0	0	0	0	0

CHS Inc. — Schedule 13 D
Cover Page Nos. 7-11 and 13

					(11)
					Aggregate Amount	(13)
		(8)	(9)	(10)	Beneficially Owned	Percent of Class
	(7)	Shared Voting	Sole Dispostive	Shared Dispositive	by Each Reporting	Represented by
Name	Sole Voting Power	Power	Power	Power	Person	Amount in Row (11)
Steve Fritel (and Barb Fritel) (Director)	0	486	0	486	486	<1.00%

Robert Grabarski (Director)	2,430	0	2,430	0	2,430	<1.00%

Jerry Hasnedl (Director)	0	0	0	0	0	0

David Kayser (Director)	0	0	0	0	0	0

James Kile (Director)	0	0	0	0	0	0

Randy Knecht (Director)	0	0	0	0	0	0

Michael Mulcahey (and Margaret Mulcahey) (Director)	0	21,475	0	21,475	21,475	<1.00%

Richard Owen (Director)	0	0	0	0	0	0

Steve Riegel (Director)	0	0	0	0	0	0

Daniel Schurr (Director)	0	0	0	0	0	0

Duane Stenzel (Director)	0	0	0	0	0	0

Michael Toelle (Director)	17,616	0	17,616	0	17,616	<1.00%

CHS Inc. — Schedule 13D
Item 1 — Security and Issuer
Title of the Class of Securities to which this statement relates:
Common Stock
Name and Address of Principal Executive Officer of Issuer:
VeraSun Energy Corporation
100 22nd Avenue South
Brookings, South Dakota 57006

CHS Inc. — Schedule 13D
Item 2 — Identity and Background

(a) Name	(b) Business/Residence Address	( c) Occupation/Employer	(d) Convictions	(e) Judgments	(f) Citizenship
CHS Inc. (Reporting Person)	5500 Cenex Drive Inver Grove Heights, MN 55077	Reporting Person	None	None	N/A

John D. Johnson (Executive Officer)	5500 Cenex Drive Inver Grove Heights, MN 55077	President and CEO CHS Inc.	None	None	USA

Jay D. Debertin (Executive Officer)	5500 Cenex Drive Inver Grove Heights, MN 55077	Executive Vice President/COO CHS Inc.	None	None	USA

Patrick M. Kluempke (Executive Officer)	5500 Cenex Drive Inver Grove Heights, MN 55077	Executive Vice President CHS Inc.	None	None	USA

Tracy Lovness (Spouse of Patrick Kluempke)	5500 Cenex Drive Inver Grove Heights, MN 55077	Manager, Accounts Payable CHS Inc.	None	None	USA

Thomas D. Larson (Executive Officer)	5500 Cenex Drive Inver Grove Heights, MN 55077	Executive Vice President CHS Inc.	None	None	USA

Mark L. Palmquist (Executive Officer)	5500 Cenex Drive Inver Grove Heights, MN 55077	Executive Vice President/COO CHS Inc.	None	None	USA

John Schmitz (Executive Officer)	5500 Cenex Drive Inver Grove Heights, MN 55077	Executive Vice President and CFO CHS Inc.	None	None	USA

Leon Westbrock (Executive Officer)	5500 Cenex Drive Inver Grove Heights, MN 55077	Executive Vice President/COO CHS Inc.	None	None	USA

Bruce Anderson (Director)	13500 — 42nd Street NE Glenburn, ND 58740-9564	Self-employed farmer	None	None	USA

Donald Anthony (Director)	43970 Road 758 Lexington, NE 68850-3745	Self-employed farmer	None	None	USA

Robert Bass (Director)	E6391 Bass Road Reedsburg, WI 53959	Self-employed farmer	None	None	USA

Dennis Carlson (Director)	3255 50th Street Mandan, ND 58554	Self-employed farmer	None	None	USA

Curt Eischens (Director)	2153 — 330th Street North Minneota, MN 56264-1800	Self-employed farmer	None	None	USA

Steve Fritel (Director)	2851 77th Street NE Barton, ND 58384	Self-employed farmer	None	None	USA

CHS Inc. — Schedule 13D
Item 2 — Identity and Background

(a) Name	(b) Business/Residence Address	( c) Occupation/Employer	(d) Convictions	(e) Judgments	(f) Citizenship
Barb Fritel	2851 77th Street NE	Self-employed farmer	None	None	USA
(Spouse of Steve Fritel)	Barton, ND 58384

Robert Grabarski	1770 Highway 21	Self-employed farmer	None	None	USA
(Director)	Arkdale, WI 54613

Jerry Hasnedl	12276 160th Avenue SE	Self-employed farmer	None	None	USA
(Director)	St. Hilaire, MN 56754-9776

David Kayser	42046 257th Street	Self-employed farmer	None	None	USA
(Director)	Alexandria, SD 57311

James Kile	608 W. Bell Lane	Self-employed farmer	None	None	USA
(Director)	St. John, WA 99171

Randy Knecht	40193 112th Street	Self-employed farmer	None	None	USA
(Director)	Houghton, SD 57449

Michael Mulcahey	8109 360th Avenue	Self-employed farmer	None	None	USA
(Director)	Waseca, MN 56093

Margaret Mulcahey	8109 360th Avenue	Self-employed farmer	None	None	USA
(Spouse of Michael	Waseca, MN 56093
Mulcahey)

Richard Owen	PO Box 129	Self-employed farmer	None	None	USA
(Director)	Geraldine, MT 59446

Steve Riegel	12748 Ridge Road	Self-employed farmer	None	None	USA
(Director)	Ford, KS 67842

Daniel Schurr	3009 Wisconsin Street	Self-employed farmer	None	None	USA
(Director)	LeClaire, IA 52753

Duane Stenzel	62904 295th Street	Self-employed farmer	None	None	USA
(Director)	Wells, MN 56097

Michael Toelle	5085 St. Anthony Drive	Self-employed farmer	None	None	USA
(Director)	Browns Valley, MN 56219

CHS Inc. — Schedule 13D
Item 3 — Source and Amount of Funds or Other Consideration

Name	Source of Funds	Amount of Funds	Explanation
CHS Inc. (Reporting Person)	N/A	N/A	Conversion of shares held in US BioEnergy Corporation to VeraSun Energy Corporation at .810/share.

John D. Johnson (Executive Officer)	N/A	N/A

Jay D. Debertin (Executive Officer)	N/A — See Explanation	N/A — See Explanation	Conversion of Restricted Shares awarded by US BioEnergy Corporation to Mr. Debertin (a former non-employee director of US BioEnergy Corporation and current non-employee director of Issuer) pursuant to US BioEnergy’s Stock Incentive Plan at .810/share.

Patrick M. Kluempke (and Tracy Lovness) (Executive Officer)	N/A	N/A	Conversion of shares held in US BioEnergy Corporation to VeraSun Energy Corporation at .810/share.

Thomas D. Larson (Executive Officer)	N/A	N/A

Mark L. Palmquist (Executive Officer)	N/A	N/A

John Schmitz (Executive Officer)	N/A	N/A

Leon Westbrock (Executive Officer)	N/A	N/A

Bruce Anderson (Director)	N/A	N/A

Donald Anthony (Director)	N/A	N/A

Robert Bass (Director)	N/A	N/A

Dennis Carlson (Director)	N/A	N/A

Curt Eischens (Director)	N/A	N/A

Steve Fritel (and Barb Fritel) (Director)	N/A	N/A	Conversion of shares held in US BioEnergy Corporation to VeraSun Energy Corporation at .810/share.

Robert Grabarski (Director)	N/A	N/A	Conversion of shares held in US BioEnergy Corporation to VeraSun Energy Corporation at .810/share.

CHS Inc. — Schedule 13D
Item 3 — Source and Amount of Funds or Other Consideration

Name	Source of Funds	Amount of Funds	Explanation
Jerry Hasnedl (Director)	N/A	N/A

David Kayser (Director)	N/A	N/A

James Kile (Director)	N/A	N/A

Randy Knecht (Director)	N/A	N/A

Michael Mulcahey (and Margaret Mulcahey) (Director)	N/A	N/A	Conversion of shares held in US BioEnergy Corporation to VeraSun Energy Corporation at .810/share.

Richard Owen (Director)	N/A	N/A

Steve Riegel (Director)	N/A	N/A

Daniel Schurr (Director)	N/A	N/A

Duane Stenzel (Director)	N/A	N/A

Michael Toelle (Director)	N/A	N/A	Conversion of shares held in US BioEnergy Corporation to VeraSun Energy Corporation at .810/share.

CHS Inc. — Schedule 13D
Item 4 — Purpose of Transaction

Name	Purpose of Acquisition
CHS Inc. (Reporting Person)	Conversion of shares held in US BioEnergy Corporation to VeraSun Energy Corporation at .810/share.

John D. Johnson (Executive Officer)	N/A

Jay D. Debertin (Executive Officer)	Conversion of Restricted Shares awarded by US BioEnergy Corporation to Mr. Debertin (a former non-employee director of US BioEnergy Corporation and current non-employee director of Issuer) pursuant to US BioEnergy’s Stock Incentive Plan at .810/share.

Patrick M. Kluempke (and Tracy Lovness) (Executive Officer)	Conversion of shares held in US BioEnergy Corporation to VeraSun Energy Corporation at .810/share.

Thomas D. Larson (Executive Officer)	N/A

Mark L. Palmquist (Executive Officer)	N/A

John Schmitz (Executive Officer)	N/A

Leon Westbrock (Executive Officer)	N/A

Bruce Anderson (Director)	N/A

Donald Anthony (Director)	N/A

Robert Bass (Director)	N/A

Dennis Carlson (Director)	N/A

Curt Eischens (Director)	N/A

CHS Inc. — Schedule 13D
Item 4 — Purpose of Transaction

Name	Purpose of Acquisition
Steve Fritel (and Barb Fritel) (Director)	Conversion of shares held in US BioEnergy Corporation to VeraSun Energy Corporation at .810/share.

Robert Grabarski (Director)	Conversion of shares held in US BioEnergy Corporation to VeraSun Energy Corporation at .810/share.

Jerry Hasnedl (Director)	N/A

David Kayser (Director)	N/A

James Kile (Director)	N/A

Randy Knecht (Director)	N/A

Michael Mulcahey (and Margaret Mulcahey) (Director)	Conversion of shares held in US BioEnergy Corporation to VeraSun Energy Corporation at .810/share.

Richard Owen (Director)	N/A

Steve Riegel (Director)	N/A

Daniel Schurr (Director)	N/A

Duane Stenzel (Director)	N/A

Michael Toelle (Director)	Conversion of shares held in US BioEnergy Corporation to VeraSun Energy Corporation at .810/share.

CHS Inc. — Schedule 13D
Item 5 — Interest in Securities of the Issuer

Name	(a)	(b)	(c)	(d)	(e)
CHS Inc. (Reporting Person)	See No. 11 and 13 on Cover Page	See Nos. 7-10 on Cover Page	N/A Initial 13D Filing	N/A	N/A

John D. Johnson (Executive Officer)	See No. 11 and 13 on Cover Page	See Nos. 7-10 on Cover Page	N/A Initial 13D Filing	N/A	N/A

Jay D. Debertin (Executive Officer)	See No. 11 and 13 on Cover Page	See Nos. 7-10 on Cover Page	N/A Initial 13D Filing	N/A	N/A

Patrick M. Kluempke (and Tracy Lovness) (Executive Officer)	See No. 11 and 13 on Cover Page	See Nos. 7-10 on Cover Page	N/A Initial 13D Filing	N/A	N/A

Thomas D. Larson (Executive Officer)	See No. 11 and 13 on Cover Page	See Nos. 7-10 on Cover Page	N/A Initial 13D Filing	N/A	N/A

Mark L. Palmquist (Executive Officer)	See No. 11 and 13 on Cover Page	See Nos. 7-10 on Cover Page	N/A Initial 13D Filing	N/A	N/A

John Schmitz (Executive Officer)	See No. 11 and 13 on Cover Page	See Nos. 7-10 on Cover Page	N/A Initial 13D Filing	N/A	N/A

Leon Westbrock (Executive Officer)	See No. 11 and 13 on Cover Page	See Nos. 7-10 on Cover Page	N/A Initial 13D Filing	N/A	N/A

Bruce Anderson (Director)	See No. 11 and 13 on Cover Page	See Nos. 7-10 on Cover Page	N/A Initial 13D Filing	N/A	N/A

Donald Anthony (Director)	See No. 11 and 13 on Cover Page	See Nos. 7-10 on Cover Page	N/A Initial 13D Filing	N/A	N/A

Robert Bass (Director)	See No. 11 and 13 on Cover Page	See Nos. 7-10 on Cover Page	N/A Initial 13D Filing	N/A	N/A

Dennis Carlson (Director)	See No. 11 and 13 on Cover Page	See Nos. 7-10 on Cover Page	N/A Initial 13D Filing	N/A	N/A

Curt Eischens (Director)	See No. 11 and 13 on Cover Page	See Nos. 7-10 on Cover Page	N/A Initial 13D Filing	N/A	N/A

Steve Fritel (and Barb Fritel) (Director)	See No. 11 and 13 on Cover Page	See Nos. 7-10 on Cover Page	N/A Initial 13D Filing	N/A	N/A

Robert Grabarski (Director)	See No. 11 and 13 on Cover Page	See Nos. 7-10 on Cover Page	N/A Initial 13D Filing	N/A	N/A

Jerry Hasnedl (Director)	See No. 11 and 13 on Cover Page	See Nos. 7-10 on Cover Page	N/A Initial 13D Filing	N/A	N/A

CHS Inc. — Schedule 13D
Item 5 — Interest in Securities of the Issuer

Name	(a)	(b)	(c)	(d)	(e)
David Kayser (Director)	See No. 11 and 13 on Cover Page	See Nos. 7-10 on Cover Page	N/A Initial 13D Filing	N/A	N/A

James Kile (Director)	See No. 11 and 13 on Cover Page	See Nos. 7-10 on Cover Page	N/A Initial 13D Filing	N/A	N/A

Randy Knecht (Director)	See No. 11 and 13 on Cover Page	See Nos. 7-10 on Cover Page	N/A Initial 13D Filing	N/A	N/A

Michael Mulcahey (and Margaret Mulcahey) (Director)	See No. 11 and 13 on Cover Page	See Nos. 7-10 on Cover Page	N/A Initial 13D Filing	N/A	N/A

Richard Owen (Director)	See No. 11 and 13 on Cover Page	See Nos. 7-10 on Cover Page	N/A Initial 13D Filing	N/A	N/A

Steve Riegel (Director)	See No. 11 and 13 on Cover Page	See Nos. 7-10 on Cover Page	N/A Initial 13D Filing	N/A	N/A

Daniel Schurr (Director)	See No. 11 and 13 on Cover Page	See Nos. 7-10 on Cover Page	N/A Initial 13D Filing	N/A	N/A

Duane Stenzel (Director)	See No. 11 and 13 on Cover Page	See Nos. 7-10 on Cover Page	N/A Initial 13D Filing	N/A	N/A

Michael Toelle (Director)	See No. 11 and 13 on Cover Page	See Nos. 7-10 on Cover Page	N/A Initial 13D Filing	N/A	N/A

CHS Inc. — Schedule 13D
Item 6 — Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Name	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
CHS Inc. (Reporting Person)	Attached hereto as Exhibit A is the Shareholders Agreement dated as of November 29, 2007 among VeraSun Energy Corporation and certain of the Shareholders of US BioEnergy Corporation, including but not limited to CHS Inc. (the “Shareholders Agreement”). The Shareholders Agreement contains certains covernants and restrictions, including a restriction on the transfer of stock for a period of 180 days following the April 1, 2008 effective date of the merger between VeraSun Energy Corporation and US BioEnergy Corporation.

John D. Johnson (Executive Officer)	None

Jay D. Debertin (Executive Officer)	US BioEnergy Corporation’s 2006 Stock Incentive Plan.

Patrick M. Kluempke (Executive Officer)	None

Thomas D. Larson (Executive Officer)	None

Mark L. Palmquist (Executive Officer)	None

John Schmitz (Executive Officer)	None

Leon Westbrock (Executive Officer)	None

Bruce Anderson (Director)	None

Donald Anthony (Director)	None

Robert Bass (Director)	None

Dennis Carlson (Director)	None

CHS Inc. — Schedule 13D
Item 6 — Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Name	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Curt Eischens (Director)	None

Steve Fritel (and Barb Fritel) (Director)	None

Robert Grabarski (Director)	None

Jerry Hasnedl (Director)	None

David Kayser (Director)	None

James Kile (Director)	None

Randy Knecht (Director)	None

Michael Mulcahey (Director)	None

Richard Owen (Director)	None

Steve Riegel (Director)	None

Daniel Schurr (Director)	None

Duane Stenzel (Director)	None

Michael Toelle (Director)	None

CHS Inc. — Schedule 13D
Item 7 — Material to be Filed as Exhibits
Exhibit A: Shareholder’s Agreement
EXECUTION COPY
SHAREHOLDERS AGREEMENT dated as of November 29, 2007 (this “Agreement”), among VeraSun Energy Corporation, a South Dakota corporation (“VeraSun”), and the individuals and other parties listed on Schedule A attached hereto (each, a “Shareholder” and, collectively, the “Shareholders”).
          WHEREAS VeraSun, Host Acquisition Corporation, a South Dakota corporation and a wholly owned subsidiary of VeraSun (“Sub”), and US BioEnergy Corporation, a South Dakota corporation (“US BioEnergy”), propose to enter into an Agreement and Plan of Merger dated as of the date of this Agreement (as the same may be amended or supplemented, the “Merger Agreement”; terms used but not defined herein shall have the meanings set forth in the Merger Agreement) providing for the merger of Sub with and into US BioEnergy (the “Merger”) upon the terms and subject to the conditions set forth in the Merger Agreement;
          WHEREAS each Shareholder owns the number of shares of US BioEnergy Common Stock set forth opposite such Shareholder’s name on Schedule A hereto (such shares of US BioEnergy Common Stock, together with any shares of US BioEnergy Common Stock and other voting securities of US BioEnergy acquired or held of record or beneficially owned by such Shareholder after the date of this Agreement being collectively referred to herein as the “Subject Shares” of such Shareholder; provided, that if at any time the aggregate total voting power of the securities that are Subject Shares of all the Shareholders shall not equal 33 percent of the Total Voting Power at such time, the number of Subject Shares in the aggregate will be deemed to be reduced or increased (as applicable) to a number representing 33 percent of the Total Voting Power at such time, and to effect such aggregate reduction or increase, the Subject Shares of each Shareholder shall be reduced or increased (as applicable) on a pro rata basis among all Shareholders (based on their relative beneficial ownership of shares of US BioEnergy Common Stock and other US BioEnergy voting securities that would be Subject Shares before giving effect to any reduction or increase pursuant to this proviso), in each case only so long as necessary to ensure that the total voting power represented by the Subject Shares is equal to 33 percent of the Total Voting Power. As used herein “Total Voting Power” at a given time shall mean the total voting power of all shares of US BioEnergy Common Stock and other voting securities of US BioEnergy outstanding at such time); and
          WHEREAS as a condition to its willingness to enter into the Merger Agreement, VeraSun has requested that each Shareholder enter into this Agreement.
          NOW, THEREFORE, to induce VeraSun to enter into, and in consideration of its entering into, the Merger Agreement, and in consideration of the promises and the representations, warranties and agreements contained herein, the parties hereto agree as follows:
          SECTION 1. Representations and Warranties of Each Shareholder. Except as specifically set forth in the disclosure schedule delivered to VeraSun by such

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Shareholder on the date of this Agreement, each Shareholder hereby, severally and not jointly, represents and warrants to VeraSun as follows:
          (a) Organization; Authority: Execution and Delivery; Enforceability. Such Shareholder has all requisite power and authority to enter into this Agreement and to consummate the transactions contemplated by this Agreement. To the extent that such Shareholder is an entity other than an individual, such Shareholder is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization. The execution and delivery of this Agreement by such Shareholder and the consummation by such Shareholder of the transactions contemplated by this Agreement have been duly authorized by all necessary action on the part of such Shareholder. This Agreement has been duly executed and delivered by such Shareholder and, assuming due authorization, execution and delivery by VeraSun, constitutes a legal, valid and binding obligation of such Shareholder, enforceable against such Shareholder in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, moratorium, reorganization or similar laws affecting the rights of creditors generally and the availability of equitable remedies (regardless of whether such enforceability is considered in a proceeding in equity or at law). The execution and delivery by such Shareholder of this Agreement do not, and the consummation of the transactions contemplated by this Agreement and compliance with the provisions of this Agreement, will not, conflict with, or result in any violation or breach of, or default (with or without notice or lapse of time or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or loss of a benefit under, or result in the creation of any Lien (other than Liens created pursuant to this Agreement) on any properties or other assets of such Shareholder under, (i) any provision of any certificate of incorporation or by-laws or partnership agreement or the comparable organizational documents applicable to such Shareholder, (ii) any Contract applicable to such Shareholder or any of its properties or other assets or (iii) subject to the filings and other matters referred to in the following sentence of this Section l(a), any judgment, order, decree, statute, law, ordinance, rule or regulation applicable to such Shareholder or its properties or other assets, except in the case of each of clauses (ii) and (iii), as is not, individually or in the aggregate, reasonably likely to (x) impair the ability of such Shareholder to perform its obligations under this Agreement or (y) prevent or materially impede or delay the consummation of the transactions contemplated by this Agreement. No consent, approval, order or authorization of, action by or in respect of, or registration, declaration or filing with, any Governmental Entity is required by or with respect to such Shareholder in connection with the execution and delivery of this Agreement by such Shareholder or the consummation by such Shareholder of the transactions contemplated by this Agreement or the compliance by such Shareholder with the provisions of this Agreement, except for such filings under the Exchange Act as may be required in connection with this Agreement and the transactions contemplated by this Agreement and except those which are not, individually or in the aggregate, reasonably likely to (x) impair the ability of such Shareholder to perform its obligations under this Agreement or (y) prevent or materially impede or delay the consummation of the transactions contemplated by this Agreement. No trust of which such Shareholder is a trustee requires the consent of any beneficiary to the execution and delivery of this Agreement or to the consummation of the transactions contemplated by this Agreement, except for such consents which have been obtained prior to the date of

3

this Agreement. If the Shareholder is an individual and is married and the Subject Shares of the Shareholder constitute community property or if spousal or other approval is required for this Agreement to be legal, valid and binding, this Agreement has been duly authorized, executed and delivered by, and constitutes a valid and binding agreement of, the Shareholder’s spouse, enforceable against such spouse in accordance with its terms.
          (b) The Subject Shares. Such Shareholder is the record and beneficial owner of (or is the trustee of a trust that is the record holder of, and whose beneficiaries are the beneficial owners of), and has good and marketable title to, the Subject Shares set forth opposite its name on Schedule A hereto, free and clear of any Liens (other than Liens created pursuant to the terms of this Agreement or arising under federal or state securities laws). Such Shareholder has the sole right to vote and Transfer (as defined below) the Subject Shares, and none of such Subject Shares is subject to any voting trust or other agreement, arrangement or restriction with respect to the voting or the Transfer of such Subject Shares, except as set forth in Section 3 of this Agreement.
          SECTION 2. Representations and Warranties of VeraSun. VeraSun hereby represents and warrants to each Shareholder as follows: VeraSun has all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated by this Agreement. The execution and delivery of this Agreement by VeraSun and the consummation of the transactions contemplated by this Agreement have been duly authorized by all necessary corporate action on the part of VeraSun. This Agreement has been duly executed and delivered by VeraSun and, assuming due authorization, execution and delivery by each Shareholder, constitutes a legal, valid and binding obligation of VeraSun, enforceable against VeraSun in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, moratorium, reorganization or similar laws affecting the rights of creditors generally and the availability of equitable remedies (regardless of whether such enforceability is considered in a proceeding in equity or at law). The execution and delivery by VeraSun of this Agreement do not, and the consummation of the transactions contemplated by this Agreement and compliance with the provisions of this Agreement, will not, conflict with, or result in any violation of, or default (with or without notice or lapse of time or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or loss of a benefit under, or result in the creation of any Lien on any properties or other assets of VeraSun under, (i) any provision of the Articles of Incorporation or Bylaws of VeraSun (in each case as amended to the date of this Agreement), (ii) any Contract applicable to VeraSun or any of its Subsidiaries or their respective properties or other assets or (iii) subject to the filings and other matters referred to in the last sentence of this Section 2, any judgment, order, decree, statute, law, ordinance, rule or regulation applicable to VeraSun or any of its properties or other assets, except in the case of each of clauses (ii) and (iii), as are not, individually or in the aggregate, reasonably likely to (x) have a Material Adverse Effect on VeraSun, (y) impair the ability of VeraSun to perform its obligations under this Agreement or (z) prevent or materially impede or delay the consummation of the transactions contemplated by this Agreement. No consent, approval, order or authorization of, action by or in respect of, or registration, declaration or filing with, any Governmental Entity is required by or with respect to VeraSun in connection with the execution and delivery of this Agreement by VeraSun or the

4

consummation by VeraSun of the transactions contemplated by this Agreement except for such filings under the Exchange Act as may be required in connection with this Agreement and the transactions contemplated by this Agreement and except those which are not, individually or in the aggregate, reasonably likely to (x) have a Material Adverse Effect on VeraSun, (y) impair the ability of VeraSun to perform its obligations under this Agreement or (z) prevent or materially impede or delay the consummation of the transactions contemplated by this Agreement.
          SECTION 3. Covenants of Each Shareholder. Each Shareholder, severally and not jointly, covenants and agrees during the term of this Agreement as follows:
          (a) At any meeting of the shareholders of US BioEnergy called to vote upon the Merger Agreement or the Merger or any of the other transactions contemplated by the Merger Agreement, or at any adjournment or postponement thereof or in any other circumstances upon which a vote, consent or other approval (including by written consent) with respect to the Merger Agreement or the Merger or any of the other transactions contemplated by the Merger Agreement is sought, such Shareholder shall, including by executing a written consent solicitation if requested by VeraSun, vote (or cause to be voted) all the Subject Shares of such Shareholder in favor of the approval of the Merger Agreement and of the Merger and each of the other transactions contemplated by the Merger Agreement. Such Shareholder hereby agrees not to take any action by written consent in any circumstance other than in accordance with this Section 3(a). This Section 3(a) shall be deemed to be a voting agreement within the meaning of and created pursuant to Section 47-1A-731 of the SDBCA.
          (b) At any meeting of the shareholders of US BioEnergy or at any adjournment or postponement thereof or in any other circumstances upon which a vote, consent, or other approval is sought (including by written consent), such Shareholder shall vote (or cause to be voted) all the Subject Shares of such Shareholder against any of the following (or any agreement to enter into, effect, facilitate or support any of the following): (i) any US BioEnergy Takeover Proposal, (ii) any reorganization, recapitalization, dissolution, liquidation or winding up of or by US BioEnergy, or (iii) any amendment of US BioEnergy’s Second Amended and Restated Articles of Incorporation or Second Amended and Restated By-laws or other proposal, action or transaction involving US BioEnergy or any of its Subsidiaries or any of its shareholders, which amendment or other proposal, action or transaction could reasonably be expected to prevent or materially impede or delay the consummation of the Merger or the other transactions contemplated by the Merger Agreement or the consummation of the transactions contemplated by this Agreement or to dilute in any material respect the benefits to VeraSun of the Merger and the other transactions contemplated by the Merger Agreement or the transactions contemplated by this Agreement, or change in any manner the voting rights of the US BioEnergy Common Stock (collectively, “Frustrating Transactions”). This Section 3(b) shall be deemed to be a voting agreement within the meaning of and created pursuant to Section 47-1A-731 of the SDBCA.

5

          (c) Other than in accordance with the terms of this Agreement, such Shareholder shall not (i) sell, transfer, pledge, assign or otherwise dispose of (including by gift) (collectively, “Transfer”), or consent to any Transfer of, any Subject Shares or any interest therein or enter into any Contract, option or other arrangement (including any profit sharing or other derivative arrangement) with respect to the Transfer of, any Subject Shares or any interest therein to any person other than pursuant to the Merger Agreement or (ii) enter into any voting arrangement, whether by proxy, voting agreement or otherwise, in connection with, directly or indirectly, any US BioEnergy Takeover Proposal or otherwise with respect to the Subject Shares. Such Shareholder shall not commit or agree to take any action inconsistent with the foregoing. Such Shareholder shall not, nor shall such Shareholder permit any entity under its control to, deposit any Subject Shares in a voting trust. Notwithstanding any other provision of this Agreement, each Shareholder may Transfer all or a portion of such Shareholder’s Subject Shares to any other person if such person expressly agrees in writing with VeraSun to be bound by all of the provisions of this Agreement.
          (d) Such Shareholder shall use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by this Agreement and the Merger Agreement, including, if requested by VeraSun, appearing at any meeting of the shareholders of US BioEnergy or at any adjournment or postponement thereof. Such Shareholder shall not commit or agree to take any action inconsistent with the transactions contemplated by this Agreement or the transactions contemplated by the Merger Agreement.
          (e) From and after the date of this Agreement, such Shareholder shall not, and shall not authorize or permit any of its Subsidiaries or affiliates (other than US BioEnergy) or any of its or their Representatives to, directly or indirectly, (i) solicit, initiate, encourage (including by way of furnishing information), or take any other action to facilitate, any inquiries or the making of any proposal that constitutes, an US BioEnergy Takeover Proposal, (ii) enter into any agreement with respect to any US BioEnergy Takeover Proposal or (iii) participate in any discussions or negotiations regarding an US BioEnergy Takeover Proposal. Without limiting the foregoing, it is agreed that any violation of the restrictions set forth in the preceding sentence by any Representative of Shareholder shall be a breach of this Section 3(e) by such Shareholder. Such Shareholder shall immediately cease and cause to be terminated all existing discussions or negotiations with any person conducted heretofore with respect to any US BioEnergy Takeover Proposal and request the prompt return or destruction of all confidential information previously furnished.
          (f) Such Shareholder shall not issue any press release or make any other public statement, and shall not authorize or permit any of its Subsidiaries or affiliates (other than US BioEnergy) or any of its or their Representatives to issue any press release or make any other public statement, with respect to the Merger Agreement, this Agreement, the Merger or any of the other transactions contemplated by the Merger Agreement or this Agreement without the prior written consent of VeraSun, except as

6

may be required by applicable law, including any filings required under the Exchange Act.
          (g) Such Shareholder hereby waives any appraisal rights with respect to, or rights to dissent from, the Merger that such Shareholder may have, if any.
          (h) Each Shareholder hereby covenants and agrees that for a period of 180 days following the Effective Time (the “Lock-Up Period”), such Shareholder shall not Transfer or consent to any Transfer of, any shares of VeraSun Common Stock received by such Shareholder in the Merger, or any interest therein, or enter into any Contract, option or other arrangement (including any profit sharing or other derivative arrangement) with respect to the Transfer of, any Subject Shares or any interest therein to any person (other than VeraSun); provided that the foregoing restriction shall not prohibit the Transfer of an aggregate of up to 200,000 shares of VeraSun Common Stock by such Shareholder to a charitable foundation, a charity or a not-for-profit organization. Such Shareholder shall not commit or agree to take any action inconsistent with the foregoing. Notwithstanding the provisions set forth in this Section 3(h), after the Effective Time and during the Lock-Up Period each Shareholder may Transfer shares of VeraSun Common Stock:
(1)	if such Shareholder is a natural person, to any member of such Shareholder’s immediate family, to a trust the beneficiaries of which are exclusively such Shareholder or members of such Shareholder’s immediate family if, in any such case, such transfer is a bona fide gift, or by will or intestate succession;

(2)	pursuant to any order of, or settlement agreement not involving any public sale of such shares or securities, approved by, any court of competent jurisdiction;

(3)	if such Shareholder is a partnership or a limited liability company, to a partner or member, as the case may be, of such partnership or limited liability company so long as the transfer is not for value; and

(4)	if such Shareholder is a corporation, to any wholly-owned subsidiary of such corporation or to any shareholder of such corporation, so long as the transfer is not for value.
provided, however, that in any case referred to in clauses (1) through (4) above, it shall be a condition to the Transfer that the transferee agrees in writing with VeraSun to be bound by this Agreement (it being understood that any references to “immediate family” in the agreement executed by such transferee shall expressly refer only to the immediate family of such Shareholder and not to the immediate family of the transferee). For purposes of this paragraph, “immediate family” shall mean a spouse, lineal descendent, father, mother, brother or sister of such Shareholder, including any lineal descendent, brother or sister by adoption. In addition, nothing herein shall prohibit such Shareholder from establishing a trading plan pursuant to Rule 10b5-1 under the Exchange Act, during

7

the Lock-Up Period, provided that no sales or other Transfers occur under such plan during the Lock-Up Period, and no public announcement of any such plan occurs during the Lock-Up Period.
          (i) Solely for purposes of the 12-month period referenced in clause (ii) of Section 8, the references to 33 percent in the second “WHEREAS” clause of the preamble hereto shall be reduced to 19.9 percent, and the Subject Shares of each Shareholder shall also be deemed reduced accordingly.
          SECTION 4. Grant of Irrevocable Proxy; Appointment of Proxy.
          (a) Each Shareholder hereby irrevocably grants to, and appoints, VeraSun and Donald Endres, its Chief Executive Officer, and Danny Herron, its Chief Financial Officer, in their respective capacities as designees of VeraSun, and any individual who shall hereafter succeed to any such office of VeraSun, and each of them individually, such Shareholder’s proxy and attorney-in-fact (with full power of substitution), for and in the name, place and stead of such Shareholder, to vote all of such Shareholder’s Subject Shares (owned of record or beneficially), or grant a consent or approval or consent in writing in respect of such Subject Shares, (i) in favor of the approval of the Merger Agreement and of the Merger and each of the other transactions contemplated by the Merger Agreement, (ii) against any Alternative Transaction or any Frustrating Transaction and (iii) otherwise in accordance with Section 3 of this Agreement.
          (b) Each Shareholder represents that any proxies heretofore given in respect of such Shareholder’s Subject Shares are not irrevocable and that all such proxies are hereby revoked.
          (c) Each Shareholder hereby affirms that the irrevocable proxy set forth in this Section 4 is given in connection with the execution of the Merger Agreement and that such irrevocable proxy is given to secure the performance of the duties of such Shareholder under this Agreement. Each Shareholder hereby further affirms that the irrevocable proxy is coupled with an interest and may under no circumstances be revoked. Each Shareholder hereby ratifies and confirms all that such irrevocable proxy may lawfully do or cause to be done by virtue hereof. Each such irrevocable proxy is executed and intended to be irrevocable in accordance with the provisions of Section 47- 1A-722.2 of the SDBCA.
          SECTION 5. Further Assurances. Each Shareholder will, from time to time, execute and deliver, or cause to be executed and delivered, such additional or further consents, documents and other instruments as VeraSun may reasonably request for the purpose of effectuating the matters covered by this Agreement.
          SECTION 6. Certain Events. Each Shareholder agrees that this Agreement and the obligations hereunder shall attach to such Shareholder’s Subject Shares and shall be binding upon any person or entity to which legal or beneficial ownership of such Subject Shares shall pass, whether by operation of law or otherwise, including such Shareholder’s heirs, guardians, administrators or successors. To the extent

8

necessary to ensure that the aggregate amount of Subject Shares hereunder equals 33 percent of the Total Voting Power from time to time (or, in the event Section 3(i) is applicable, 19.9 percent of the Total Voting Power from time to time), each Shareholder agrees that (i) each certificate representing the Subject Shares shall be inscribed with a legend to such effect, (ii) in the event of any stock split, stock dividend, merger, share exchange, reorganization, recapitalization or other change in the capital structure of US BioEnergy affecting the US BioEnergy Common Stock, or the acquisition of additional shares of US BioEnergy Common Stock or other voting securities of US BioEnergy by any Shareholder, the number of Subject Shares listed on Schedule A hereto beside the name of such Shareholder shall be adjusted appropriately and this Agreement and the obligations hereunder shall attach to any additional shares of US BioEnergy Common Stock or other voting securities of US BioEnergy issued to or acquired by such Shareholder and (iii) in the event of any other acquisition of additional shares of capital stock of US BioEnergy or other voting securities of US BioEnergy by any Shareholder (including through the exercise of any warrants, stock options or similar instruments), the number of Subject Shares listed on Schedule A hereto beside the name of such Shareholder shall be adjusted appropriately. Subject to the limitations set forth in the second “WHEREAS” clause of the preamble hereto, this Agreement and the representations, warranties, covenants, agreements and obligations hereunder shall attach to any additional shares of US BioEnergy Common Stock or other voting securities of US BioEnergy issued to or acquired by any Shareholder (including through the exercise of any warrants, stock options or similar instruments).
          SECTION 7. Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of law or otherwise, by any of the parties hereto without the prior written consent of the other parties hereto, except that VeraSun may assign, in its sole discretion, any of or all its rights, interests and obligations under this Agreement to any direct or indirect wholly owned subsidiary of VeraSun, but no such assignment shall relieve VeraSun of its obligations under this Agreement. Any purported assignment in violation of this Section 7 shall be void. Subject to the preceding sentences of this Section 7, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and assigns.
          SECTION 8. Termination. Except as set forth below, this Agreement shall terminate upon the earliest of (i) the Effective Time; provided that, in the case of this clause (i), Section 3(h), together with this Section 8, Section 9, Section 11, Section 12, Section 13, Section 14 and Section 15, shall survive such termination and continue in full force and effect, (ii) twelve months following the termination of the Merger Agreement (A) if terminated pursuant to Section 7.01(b)(i) or 7.01(b)(iii) thereof in circumstances in which VeraSun is or may become entitled to receive the US BioEnergy Termination Fee, (B) if terminated pursuant to Section 7.01(c) in the event of a willful breach of any covenant or agreement in the Merger Agreement, or (C) if terminated pursuant to Section 7.01(e) or Section 7.01(g) thereof; provided that, in the case of this clause (ii), Section 3(d) shall terminate concurrently with such termination of the Merger Agreement, and (iii) the termination of the Merger Agreement if terminated pursuant to Section 7.01 (a), 7.01(b)(ii), 7.01(b)(iv), 7.01 (d), 7.01(f) or 7.01(h) thereof. No such

9

termination of this Agreement shall relieve any party hereto from any liability for any breach of any provision of this Agreement prior to termination.
          SECTION 9. General Provisions. (a) Amendments. This Agreement may not be amended except by an instrument in writing signed by each of the parties hereto.
          (b) Notices. All notices, requests, clauses, demands and other communications under this Agreement shall be in writing and shall be deemed given if delivered personally, via facsimile (with confirmation) or sent by overnight or same-day courier (providing proof of delivery) to VeraSun in accordance with Section 8.02 of the Merger Agreement and to the Shareholders at their respective addresses set forth on Schedule A hereto (or at such other address for a party as shall be specified by like notice).
          (c) Interpretation. When a reference is made in this Agreement to an Article, Section or Exhibit, such reference shall be to an Article or Section of, or an Exhibit to, this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”. The words “hereby”, “hereof”, “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The words “date hereof” shall refer to the date of this Agreement. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”. The term “or” shall not be deemed to be exclusive. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein. References to a person are also to its permitted successors and assigns.
          (d) Counterparts; Effectiveness. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original, but all of which, taken together, shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties hereto and delivered to the other party. The effectiveness of this Agreement shall be conditioned upon the execution and delivery of the Merger Agreement by each of the parties thereto.

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     (e) Entire Agreement; No Third-Party Beneficiaries. This Agreement (including the documents and instruments referred to herein) (i) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties hereto with respect to the subject matter of this Agreement and (ii) is not intended to confer upon any person other than the parties hereto any rights or remedies hereunder.
     (f) GOVERNING LAW. THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK, REGARDLESS OF THE LAWS THAT MIGHT OTHERWISE GOVERN UNDER APPLICABLE PRINCIPLES OF CONFLICT OF LAWS THEREOF EXCEPT TO THE EXTENT THAT THE LAWS OF THE STATE OF SOUTH DAKOTA ARE MANDATORILY APPLICABLE TO THE MERGER; PROVIDED, HOWEVER, THAT THE LAWS OF THE STATE OF SOUTH DAKOTA SHALL GOVERN THE RELATIVE RIGHTS, OBLIGATIONS, POWERS, DUTIES AND OTHER INTERNAL AFFAIRS OF US BIOENERGY, VERASUN AND THEIR RESPECTIVE BOARDS OF DIRECTORS.
     SECTION 10. Shareholder Capacity. No person executing this Agreement who is or becomes during the term of this Agreement a director or officer of US BioEnergy makes any agreement or understanding herein in his or her capacity as such director or officer. Each Shareholder signs solely in his or her capacity as the record holder and beneficial owner of, or the trustee of a trust whose beneficiaries are the beneficial owners of, such Shareholder’s Subject Shares and nothing herein shall limit or affect any actions taken by a Shareholder in its capacity as an officer or director of US BioEnergy.
     SECTION 11. Specific Enforcement; Consent to Jurisdiction. The parties agree that irreparable damage would occur and that the parties would not have any adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the United States District Court for the Southern District of New York, or, if such court does not have subject matter jurisdiction, the state courts of New York located in New York County, this being in addition to any other remedy to which they are entitled at law or in equity. In addition, each of the parties irrevocably agrees that any legal action or proceeding arising out of or related to this Agreement or for recognition and enforcement of any judgment in respect hereof brought by any other party hereto or its successors or assigns may be brought and determined in the United States District Court for the Southern District of New York, or, if such court does not have subject matter jurisdiction, the state courts of New York located in New York County, and each of the parties hereby irrevocably submits to the exclusive jurisdiction of the aforesaid courts for itself and with respect to its property, unconditionally, with regard to any such action or proceeding arising out of or relating to this Agreement and the transactions contemplated hereby (and agrees not to commence any action, suit or proceeding relating thereto except in such courts). Each of the parties agrees further to

11
accept service of process in any manner permitted by such court. Each of the parties hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any action or proceeding arising out of or related to this Agreement or the transactions contemplated hereby, (a) any claim that it is not personally subject to the jurisdiction of the above-named court for any reason other than the failure lawfully to serve process, (b) that it or its property is exempt or immune from jurisdiction of such court or from any legal process commenced in such court (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) to the fullest extent permitted by law, that (i) the suit, action or proceeding in such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper, or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such court. Notwithstanding the foregoing, each of the parties hereto agrees that each of the other parties shall have the right to bring any action or proceeding for enforcement of a judgment entered by the United States District Court for the Southern District of New York or, if such court does not have subject matter jurisdiction, the state courts of New York located in New York County, or in any other court or jurisdiction.
     SECTION 12. Termination of Certain Agreements. At the Effective Time, each of (i) that certain Shareholder’s Agreement, dated as of December 13, 2006 (the “Existing Shareholders Agreement”), by and between US BioEnergy and each of the shareholders of US BioEnergy listed on the signature page thereto and (ii) that certain Subscription Agreement, dated as of November 17, 2005, by and between CHS Inc. and US BioEnergy (including that certain waiver letter, dated as of July 26, 2006, related thereto) shall, without need for further action by any person, terminate and no party to either agreement described in clauses (i) and (ii) above shall have any further rights or obligations thereunder. To the extent that a party to the Existing Shareholders Agreement is an affiliate of a Shareholder, but such party to the Existing Shareholders Agreement is not a signatory hereto, such Shareholder hereby irrevocably consents, on behalf of such affiliate, to the termination of the Existing Shareholders Agreement as provided for hereby.
     SECTION 13. Waiver of Jury Trial. Each party hereto hereby irrevocably and unconditionally waives, to the fullest extent permitted by applicable law, any right it may have to a trial by jury in respect of any suit, action or other proceeding arising out of this Agreement or the transactions contemplated hereby. Each party hereto (a) certifies that no representative, agent or attorney of any other party has represented, expressly or otherwise, that such party would not, in the event of any action, suit or proceeding, seek to enforce the foregoing waiver and (b) acknowledges that it and the other parties hereto have been induced to enter into this Agreement, by, among other things, the mutual waiver and certifications in this Section 13.
     SECTION 14. Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to

12
modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable law in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.
     SECTION 15. Absence of Presumption. The parties hereto have participated jointly in the negotiation and drafting of this Agreement and, in the event of ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by such parties and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement.
[signature page follows]

     IN WITNESS WHEREOF, VeraSun has caused this Agreement to be signed by its officer thereunto duly authorized and each Shareholder has signed this Agreement, all as of the date first written above.

VERASUN ENERGY CORPORATION,

by	/s/ Donald L. Endres Name: Donald L. Endres
Title: President & Chief Executive Officer

     IN WITNESS WHEREOF, Host has caused this Agreement to bc signed by its officer thereunto duly authorized and each Shareholder has signed this Agreement, all as of the date first written above.

by

Name:
Title:

SHAREHOLDER:

/s/ Gordon W. Ommen

Name: Gordon W. Ommen
Title:

     IN WITNESS WHEREOF, Host has caused this Agreement to be signed by its officer thereunto duly authorized and each Shareholder has signed this Agreement, all as of the date first written above.

by
Name:
Title:

SHAREHOLDER:
Capitaline Advisors, LLC
by Gordon W. Ommen, its Sole Member

/s/ Gordon W. Ommen

Name: Gordon W. Ommen
Title:

     IN WITNESS WHEREOF, Host has caused this Agreement to be signed by its officer thereunto duly authorized and each Shareholder has signed this Agreement, all as of the date first written above.

	by	Name:
Title:

SHAREHOLDER:
Capitaline General Partner, LLC

by	/s/ Jill Wilts

Jill Wilts, Vice President

     IN WITNESS WHEREOF, Host has caused this Agreement to be signed by its officer thereunto duly authorized and each Shareholder has signed this Agreement, all as of the date first written above.

	by	Name:
Title:

SHAREHOLDER:
Capitaline Renewable Energy, LP

by /s/ Gordon W. Ommen

Name:	Gordon W. Ommen
Title:

          IN WITNESS WHEREOF, Host has caused this Agreement to be signed by its officer thereunto duly authorized and each Shareholder has signed this Agreement, all as of the date first written above.

by
Name:
Title:

SHAREHOLDER:
Birddog Capital, LLC

by Gordon W. Ommen, its Sole Member

/s/ Gordon W. Ommen

Name:	Gordon W. Ommen
Title:

          IN WITNESS WHEREOF, Host has caused this Agreement to be signed by its officer thereunto duly authorized and each Shareholder has signed this Agreement, all as of the date first written above.

by
Name:
Title:

SHAREHOLDER:

/s/ Roland J. Fagen

Roland J. Fagen as Trustee under the Roland J. Fagen 2007 US BioEnergy Term Trust Agreement

          IN WITNESS WHEREOF, Host has caused this Agreement to be signed by its officer thereunto duly authorized and each Shareholder has signed this Agreement, all as of the date first written above.

by
Name:
Title:

SHAREHOLDER:

/s/ Diane Kathleen Fagen

Diane Kathleen Fagen

          IN WITNESS WHEREOF, Host has caused this Agreement to be signed by its officer thereunto duly authorized and each Shareholder has signed this Agreement, all as of the date first written above.

by
Name:
Title:

SHAREHOLDER:
Platte Valley Energy, LLC

by /s/ Roland Fagen

Name:	Roland Fagen
Title:	President

     IN WITNESS WHEREOF, Host has caused this Agreement to be signed by its officer thereunto duly authorized and each Shareholder has signed this Agreement, all as of the date first written above.

by
Name:
Title:

SHAREHOLDER:
Global Ethanol, Inc.

by /s/ Roland Fagen

Name:	Roland Fagen
Title:	President

          IN WITNESS WHEREOF, Host has caused this Agreement to be signed by its officer thereunto duly authorized and each Shareholder has signed this Agreement, all as of the date first written above.

by
Name:
Title:

SHAREHOLDER:
CHS Inc.

by /s/ Jay D. Debertin

Name:	Jay D. Debertin
Title:	Chief Operating Officer

Schedule A

	Number of
	Outstanding Shares of	Percentage of
	US BioEnergy	Total Voting
Shareholder	Common Stock	Power
Gordon W. Ommen	1,300,891	1.63%
Capitaline Advisors, LLC	510,734	0.64%
Capitaline General Partner, LLC	18,236	0.02%
Capitaline Renewable Energy, LP	48,877	0.06%
BirdDog Capital, LLC	2,307,967	2.90%
Roland J. Fagen	118,768	0.15%
Diane Kathleen Fagan	128,877	0.16%
Ronald and Kathleen Fagan	257,754	0.32%
Platte Valley Energy, LLC	6,591,599	8.29%
Global Ethanol, Inc.	3,221,921	4.05%
CHS Inc.	11,771,138	14.78%
Total	26,276,762	33.0%